Exhibit 99.1

Neurotrope and Metuchen Pharmaceuticals Announce Merger
Agreement to Form Petros Pharmaceuticals,
a Men’s Health Company

Lead asset Stendra® (avanafil) Looks to Build on $25 Million of 2019 Gross Sales

Disruptive pipeline opportunity with topical treatment for Peyronie’s disease

Neurotrope Bioscience, Inc. will continue as a separately traded entity with its lead Bryostatin program treating neurodegeneration

Charles S. Ryan, J.D., Ph.D. named President and Chief Executive Officer of Petros

New York, N.Y. and Manalapan Township, N.J., May 18, 2020 -- Neurotrope, Inc. (Nasdaq: NTRP) and Metuchen Pharmaceuticals, L.L.C., a privately-held biopharmaceutical company (“Metuchen”), focused on identifying, developing, acquiring, and commercializing innovative therapeutics for men’s health conditions, today announced that the two companies have entered into a definitive merger agreement under which Metuchen and Neurotrope, Inc. (“Neurotrope”) will merge in an all-stock transaction resulting in a newly formed holding company to be renamed Petros Pharmaceuticals, Inc. (“Petros”). Petros is expected to become a Nasdaq traded company focused solely on men’s health conditions. Petros’ cornerstone product would be Metuchen’s Stendra® (avanafil) for erectile dysfunction (“ED”). Petros’ pipeline would include Metuchen’s recently in-licensed product H-100 for Peyronie’s disease, and it would include a business development program exploring various men’s health products, including endothelial dysfunction, prostate cancer, psychosexual and psychosocial ailments, hormone health and substance use disorders.

Upon completion of the proposed merger, based on certain assumptions, it is anticipated that existing Neurotrope shareholders will own approximately 20% and Metuchen shareholders will own approximately 80% of the combined company, in each case on a pro forma basis and based upon the final Neurotrope common stock share count at close. The transaction has been approved by the boards of directors of both companies. Metuchen’s principal investor is Juggernaut Capital Partners, a leading private equity firm with over $1 billion in capital commitments. Funding for Petros is expected to include approximately $20 million of Neurotrope’s available cash and cash equivalents (subject to adjustment) as well as revenue from sales of Metuchen’s U.S. Food and Drug Administration (“FDA”)-approved erectile dysfunction treatment, Stendra® (avanafil). The merger is expected to close during the third quarter of 2020, subject to customary closing conditions, including approval of the merger agreement by the shareholders of Neurotrope.

Upon closing of the transaction, Neurotrope Bioscience’s (“NBI”) current lead asset, Bryostatin-1 to treat neurodegeneration, and substantially all of its existing assets, operations and liabilities, except for cash retained by Petros in accordance with the terms of the merger agreement, will be spun-out into a new, separately traded company. NBI is expected to retain approximately $14 million which includes cash plus the recently awarded National Institutes of Health (“NIH”) clinical trial grant.. Stakeholders of Neurotrope prior to the merger will own all of the shares of NBI As previously announced, NBI will conduct a Phase 2 clinical study focused on patients with moderate-severity Alzheimer’s disease (“AD”), which it expects the spun-off entity to initiate shortly. In addition to continuing work on AD, Neurotrope plans to continue pursuing other indications using bryostatin such as Multiple Sclerosis and Fragile X syndrome. Daniel Alkon, M.D., who will remain NBI’s President and Chief Scientific Officer and become a Director, stated, “I am encouraged that Neurotrope Bioscience will continue its original focus, and potentially expand its plans to treat neurodegeneration.”

Charles S. Ryan, J.D., Ph.D., Chief Executive Officer of Neurotrope, will be President, Chief Executive Officer and a Director of Petros. Four members of the Board of Directors of Neurotrope will be directors of Petros, including Ivan Gergel, M.D., who served, among other prior roles, as Chief Scientific Officer and Executive Vice President, Research & Development of Endo Health Solutions, Inc, a company focused on urology and men’s health as well as other therapeutic areas. Neurotrope Director Bruce Bernstein and Chairman Josh Silverman will also be on the Board of Petros. John Shulman, Founder and Managing Partner of Juggernaut Capital and Executive Chairman of Metuchen will also join the Board of Petros along with four additional directors to be identified by Metuchen prior to the merger.

“Following an extensive review of strategic alternatives, Neurotrope’s Board of Directors believes that a merger with Metuchen and the formation of Petros offers shareholders the most compelling opportunity for a new direction to further enhance long-term value,” said Dr. Ryan. “Petros provides a platform to create the first publicly traded biopharmaceutical company focused exclusively on FDA-approved treatments for men’s health conditions, an underserved area of healthcare with significant growth potential. We believe Petros will be well positioned financially and strategically to potentially accelerate the commercial growth of Stendra®, as well as advance its pipeline programs and opportunities.”

"Stendra® is a unique asset in the ED space, and its distinct features enable it to compete in an area dominated by generic drugs," said Mr. Shulman. "This merger will enable Petros to dramatically accelerate the commercial relaunch of Stendra® and build a pipeline of other therapeutic products to improve men’s health including a topical treatment H100 for Peyronie’s disease. At Juggernaut, we look forward to supporting Petros to deliver on its mission of bringing value to patients within the men’s health space by investing in Stendra® and the many opportunities that lie ahead."

“We are delighted to offer our investors an investment in two companies, Petros Pharmaceuticals, Inc. and the spin-out company Neurotrope Bioscience, Inc.,” said Mr. Silverman. “With financial support from the NIH and certain existing NBI assets, we look forward to beginning a new Phase 2 trial of Bryostatin-1 and working towards treating neurodegeneration. Separately, Petros will be positioned to grow its cornerstone product, Stendra®, within a market of approximately 500,000 new class prescriptions per month, or approximately 25% of the total ED market of up to 30 million men, while simultaneously developing a disruptive pipeline addressing a number of underserved and unmet conditions in men’s health.”

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, PC served as legal counsel to Neurotrope and NBI and Morgan, Lewis & Bockius served as legal counsel to Metuchen with respect to the transaction.

Lead Asset Stendra® (avanafil)

Stendra® (avanafil), originally launched by Auxilium Pharmaceuticals prior to that company’s sale to Endo Pharmaceuticals, is an oral phosphodiesterase 5 (PDE5) inhibitor for the treatment of ED that can be dosed as early as ~15 minutes before sexual activity, can be taken with or without food, and is well tolerated, with a rate of discontinuation (2.0%) equivalent to placebo (1.7%) in clinical trials. Stendra® was designed and developed expressly for erectile dysfunction. Metuchen recently undertook a relaunch of Stendra®, following Juggernaut’s acquisition of a majority position in Metuchen in 2018, generating gross revenues of approximately $30 million in 2019. Upon closing of the merger, Petros intends to accelerate the relaunch of Stendra® with a well-funded commercial organization and refocused strategy. Currently, Stendra® is covered for 75% of commercially insured lives, with a co-pay as low as $0.

Lead Pipeline Program H100™

Metuchen’s lead pipeline program includes the recently in-licensed drug candidate H-100, a non-invasive, compounded, topical treatment for Peyronie’s disease (PD). In its current formulation, H-100 demonstrated positive efficacy and tolerability in a 22 patient prospective, randomized, double-blind, placebo-controlled study in patients with PD. Metuchen intends to optimize manufacturing and the patented formulation of H-100, then seek FDA guidance on the studies necessary to achieve approval and labeling of the product. PD is a progressive, wound-healing disorder of the penis involving the formation of plaques and the subsequent development of penile curvature or indentations. The current non-surgical standard of care in PD, an injectable, was granted Orphan Designation by the FDA in 1996.

“As a topical treatment, we believe H-100 can have a transformative effect on the management of a disease that causes pain, anxiety and psychological distress,” said Fady Boctor, Chief Marketing Officer of Metuchen. “Our goal is to deliver on this promise rapidly and cost effectively with a proprietary, clinically validated therapeutic.”

About STENDRA® (avanafil)

STENDRA® (avanafil) is approved in the U.S. by the FDA for the treatment of erectile dysfunction. Metuchen Pharmaceuticals LLC has exclusive marketing rights to STENDRA in the U.S., Canada, South America and India.

STENDRA is available through retail and mail order pharmacies.

For more information about STENDRA, please visit www.STENDRA.com.

Important Safety Information

STENDRA® (avanafil) is prescribed to treat erectile dysfunction (ED).

Do not take STENDRA if you take nitrates, often prescribed for chest pain, as this may cause a sudden, unsafe drop in blood pressure.

Discuss your general health status with your healthcare provider to ensure that you are healthy enough to engage in sexual activity. If you experience chest pain, nausea, or any other discomforts during sex, seek immediate medical help.

STENDRA may affect the way other medicines work. Tell your healthcare provider if you take any of the following; medicines called HIV protease inhibitors, such as ritonavir (Norvir®), indinavir (Crixivan®), saquinavir (Fortavase® or Invirase®) or atazanavir (Reyataz®); some types of oral antifungal medicines, such as ketoconazole (Nizoral®), and itraconazole (Sporanox®); or some types of antibiotics, such as clarithromycin (Biaxin®), telithromycin (Ketek®), or erythromycin.

In the rare event of an erection lasting more than 4 hours, seek immediate medical help to avoid long-term injury.

In rare instances, men taking PDE5 inhibitors (oral erectile dysfunction medicines, including STENDRA) reported a sudden decrease or loss of vision. It is not possible to determine whether these events are related directly to these medicines or to other factors. If you experience sudden decrease or loss of vision, stop taking PDE5 inhibitors, including STENDRA, and call a doctor right away.

Sudden decrease or loss of hearing has been rarely reported in people taking PDE5 inhibitors, including STENDRA. It is not possible to determine whether these events are related directly to the PDE5 inhibitors or to other factors. If you experience sudden decrease or loss of hearing, stop taking STENDRA and contact a doctor right away. If you have prostate problems or high blood pressure for which you take medicines called alpha blockers or other anti-hypertensives, your doctor may start you on a lower dose of STENDRA.

Drinking too much alcohol when taking STENDRA may lead to headache, dizziness, and lower blood pressure.

STENDRA in combination with other treatments for ED is not recommended.

STENDRA does not protect against sexually transmitted diseases, including HIV.

The most common side effects of STENDRA are headache, flushing, runny nose and congestion.

Please see full patient prescribing information for STENDRA (50 mg, 100 mg, 200 mg) tablets.

About Neurotrope Bioscience, Inc.

NBI is a clinical-stage biopharmaceutical company that has historically worked to develop novel therapies for neurodegenerative diseases. NBI has conducted clinical and preclinical studies of its lead therapeutic candidate, Bryostatin-1, in Alzheimer’s disease, and preclinical studies for rare diseases and brain injury, including Fragile X syndrome, multiple sclerosis, stroke, Niemann-Pick Type C disease, Rett syndrome, and traumatic brain injury. The FDA has granted Orphan Drug Designation to NBI for Bryostatin-1 as a treatment for Fragile X syndrome. Bryostatin-1 has already undergone testing in more than 1,500 people in cancer studies, thus creating a large safety data base that will further inform clinical trial designs.

Additional information about Neurotrope may be found on its website: www.neurotrope.com.

About Metuchen Pharmaceuticals

Metuchen pharmaceuticals is committed to becoming the world’s leading men’s health company by identifying, developing, acquiring, and commercializing innovative therapeutics for men’s health issues including, but not limited to erectile dysfunction, endothelial dysfunction, psychosexual and psychosocial ailments, Peyronie’s disease (acute and chronic), hormone health and substance use disorders.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No public offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information Will be Filed with the SEC

In connection with the proposed transaction between Petros, Neurotrope and Metuchen, Petros intends to file relevant materials with the SEC, including a registration statement that will contain a proxy statement and prospectus. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT NEUROTROPE MAY FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Stockholders may obtain, free of charge, copies of the definitive proxy statement/prospectus and any other documents filed by Petros with the SEC in connection with the proposed transactions at the SEC's website (www.sec.gov), at Neurotrope’s website: www.neurotrope.com, or by directing written request to: Neurotrope, Inc., 1185 Avenue of the Americas, 3rd Floor, New York, New York 10036, Attention: Robert Weinstein.

Participants in the Solicitation

Petros, Neurotrope, Metuchen and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Neurotrope in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of Neurotrope is also included in Neurotrope’s Definitive Proxy Statement on Schedule 14A relating to the 2019 Annual Meeting of Stockholders, which was filed with the SEC on June 5, 2019. This document is available free of charge at the SEC web site (www.sec.gov), at Neurotrope’s website, or by directing a written request to Neurotrope as described above.

Cautionary Note Regarding Forward-Looking Statements

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements. These forward-looking statements include statements regarding Petros, Neurotrope, Metuchen, the combined company, the proposed transaction and other matters. Such forward-looking statements are subject to risks and uncertainties and other influences, many of which Neurotrope has no control over. Actual results and the timing of certain events and circumstances may differ materially from those described by the forward-looking statements as a result of these risks and uncertainties, including, without limitation: the risk that the conditions to the closing of the proposed transactions are not satisfied, including the failure to obtain stockholder approval for the proposed transactions in a timely manner or at all; uncertainties as to the timing of the consummation of the proposed transactions and the ability of each of Petros, Neurotrope and Metuchen to consummate the proposed transactions; risks related to Petros’ initial listing on the Nasdaq Capital Market at the closing of the proposed transactions; risks related to Neurotrope’s ability to correctly estimate its operating expenses and its expenses associated with the proposed transactions; the ability of Neurotrope or Metuchen to protect their respective intellectual property rights; competitive responses to the transaction; unexpected costs, charges or expenses resulting from the proposed transactions; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transactions; and legislative, regulatory, political and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including Neurotrope’s filings with the Securities and Exchange Commission, including Neurotrope’s Annual Report on Form 10-K for the year ended December 31, 2019 and Current Reports on Form 8-K filed with the SEC. Neurotrope can give no assurance that the conditions to the proposed transactions will be satisfied. Except as required by applicable law, Neurotrope does not undertake to update these forward-looking statements.

Contact information:

Investors and Media

Lisa Sher

Argot Partners

petros@argotpartners.com

212-600-1902

Juggernaut/Metuchen
Deirdre Walsh
Abernathy MacGregor
dlw@abmac.com
212-371-5999